2024 Arm Holdings plc Annual General Meeting Results On September 11, 2024, Arm Holdings plc (the “Company”) held its 2024 annual general meeting (the “AGM”). Voting at the AGM was conducted by way of a poll, and each ordinary share, which may be represented by American Depositary Shares, issued and outstanding as of the close of business on the record date was entitled to one (1) vote on each resolution at the AGM. The following are the voting results for the proposals considered and voted upon at the AGM, each of which was an ordinary resolution requiring a simple majority: Proposal For Against Vote Withheld To appoint Tom Fairley, acting as representative of SVF Holdco (UK) Limited, as chair of the meeting 1 0 0 To receive the accounts of the Company for the financial year ended 31 March 2024 together with the reports of the directors and the auditors of the Company thereon 953,362,005 110,128 417,678 To receive and approve the directors’ remuneration policy 947,313,633 770,079 5,806,099 To receive and approve the directors’ remuneration report 947,665,724 411,847 5,812,240 To re-appoint Deloitte LLP as auditors of the Company 953,349,907 129,440 410,464 To authorise the audit committee of the board of directors of the Company to fix the remuneration of the auditors of the Company 953,278,227 188,939 422,645 To re-elect Masayoshi Son as a director of the Company 939,713,456 13,772,058 404,297 To re-elect Rene Haas as a director of the Company 943,914,285 9,578,936 396,590 To re-elect Ronald D. Fisher as a director of the Company 941,659,789 11,793,433 436,589 To re-elect Jeffrey A. Sine as a director of the Company 941,660,082 11,788,756 440,973 To re-elect Karen E. Dykstra as a director of the Company 953,089,413 363,944 436,454 To re-elect Rosemary Schooler as a director of the Company 953,081,948 376,439 431,424 To re-elect Paul E. Jacobs as a director of the Company 951,686,602 1,762,273 440,936 To elect Young Sohn as a director of the Company 953,120,925 326,765 442,121

To approve the rules of the Arm Holdings plc Employee Stock Purchase Plan 2024, and that the directors of the Company be authorised to take such actions as may be necessary to facilitate the implementation of such plan 933,480,595 14,685,491 5,723,725 Based on the foregoing votes, the shareholders approved all of the proposals.